Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 30, 2013

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided to me on December 18, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 95 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust – the ATAC Inflation Rotation Fund (the “Fund”).  PEA No. 95 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on October 23, 2013, and is scheduled to become effective on December 31, 2013.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Summary Section

1.
Within the footnotes to the Fee Table regarding the Fund’s Operating Expense Limitation Agreement only being terminated with the consent of the Trust’s Board of Trustees, please consider deleting “which consent shall not be unreasonably withheld,” because the Board should have the discretion to terminate the agreement without restriction.

The Trust respectfully declines to delete the requested language because such language is contained within the Fund’s Operating Expense Limitation Agreement and the footnote is an accurate summary of the actual termination provisions contained in the Fund’s Operating Expense Limitation Agreement.

2.
Within the Principal Investment Strategies section, it states that the Fund may invest in Underlying ETFs that invest in foreign securities.  The Principal Risks section contains a reference to the risks of investing in emerging markets.  Please confirm whether the Fund will invest in Underlying ETFs that invest in the securities of companies located in emerging markets and, if so, consider whether additional disclosure in the Principal Investment Strategies and Principal Risks section is appropriate.

The Trust confirms that it may investment in Underlying ETFs that invest in the securities of companies located in emerging markets and has revised its disclosure accordingly.

3.	Within the Principal Investment Strategies section, please clarify what is meant by “one or more asset classes.”

The Trust responds, supplementally, that “one or more asset classes” refers to the broad categories of the Underlying ETFs in which the Adviser intends to invest; including equity, fixed income and derivatives.  These broad categories are further described within the disclosure.

4.
Within the Principal Investment Strategies section, please consider whether the direction of inflation expectations are “dictated by” inter-market trends and relative prices  or “expressed in” inter-market trends and relative prices.

The Trust responds by revising the reference as suggested.

5.
Within the Principal Investment Strategies section, the disclosure states, “When inflation expectations rise, stocks tend to outperform bonds, and when inflation expectations fall, bonds tend to outperform stocks.”  Because this may not always be the case, please consider whether additional disclosure related to risk that the Adviser may interpret the impact of inflationary expectations incorrectly is necessary.

The Trust has reviewed the Fund’s disclosure and believes that its use of “tend[s]” suggests that the market pattern in response to inflationary expectations is not absolute.  In addition, the Trust believes that it presently has appropriate risk disclosure relating to the risk that the Adviser may not successfully implement the Fund’s investment strategies in “Management Risk” in the Principal Risks section.

6.
Within the Principal Risks section, please consider enhancing the disclosure related to the Fund’s portfolio turnover to include that high portfolio turnover generally involves correspondingly greater brokerage commission expenses, which must be borne directly by the Fund and indirectly by the Fund’s shareholders.

The Trust responds by making the requested revision.

7.	Within the Principal Risks section, please consider deleting the second sentence of the “Leverage Risk” because it relates to the potential benefits of using leverage, not the risks.

 The Trust responds by modifying the leverage risk disclosure to combine the second and third sentences in a manner that explains to shareholders how leverage works in different market environments, and thereby provides context to assist them in understanding and appreciating the risks of leverage, as follows:

Leverage Risk. Leverage is the practice of borrowing money to purchase securities.  Although leverage can increase the investment returns of the Fund if the Underlying ETFs that the Fund holds increase in value in an amount exceeding the cost of the borrowing, if the Underlying ETFs decrease in value, the Fund will suffer a greater loss than would have resulted without the use of leverage.

8.	Within the Principal Risks section, please consider disclosing the risks associated with the specific types of derivatives in which the Fund may invest.

The Trust respectfully declines to make the requested revision.  The Fund does not invest directly in derivatives and is only exposed to derivatives to the extent that an Underlying ETF it invests in may invest in derivatives.  The Trust believes that the Fund’s disclosure of the principal risks of investing in an Underlying ETF that may have derivative exposure is adequate.

9.	Within the Principal Risks section, please consider disclosing that Short Sales have a potentially unlimited risk of loss.

The Trust respectfully declines to make the requested revision.  The Fund does not short securities directly and is only exposed to short sale risk to the extent that an Underlying ETF it invests in may sell securities short.  The Trust believes that the Fund’s disclosure of the principal risks of investing in an Underlying ETF that may have sell securities short is adequate.

10.
Within the Commodities Risk in Principal Risks section, please consider disclosing the risks of specific industries, specifically oil refineries, mining companies, and paper mills, in which the Fund may invest.

The Trust respectfully declines to make the requested revision.  The Fund does not invest in commodities or commodity-related businesses directly, nor does it invest directly in the specific issuers or industries referenced.  The Fund is only exposed to risks specific to investment in such issuers or industries to the extent that an Underlying ETF invests in such issuers or industries.   The Trust believes that the Fund’s disclosure of the principal risks of investing in an Underlying ETF that may invest in commodity-related businesses is adequate.

11.	In the Tax Information Section, please consider revising the disclosure to make it clear that a Shareholder’s distributions will be taxed when withdrawn from a tax deferred account.

The Trust responds by respectfully declining to make the requested revision.  Form N-1A does not require the Fund to provide particularized advice or disclosure to individual investors or types of investors, including tax-deferred and tax-exempt accounts, nor is it in a position to do so.  Item 7 of Form N-1A requires a fund to disclose whether the fund “intends to make distributions that may be taxed as ordinary income or capital gains.”  The Trust complies with that requirement with its current disclosure.

Management of the Fund

12.	Within the Investment Adviser section, please disclose the period that the Fund’s first semi-annual report to shareholders covered.

The Trust responds by revising the disclosure as requested.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Scot Draeger, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.